BB 9/4

02021976

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NELSON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEAFIRST FINANCIAL CENTER, W. 601 RIVERSIDE AVE STE 250
(No. and Street)

SPOKANE (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~PATRICK K DONAHUE~~ 509-838-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDIRMID, MIKKELSEN & SECREST, P.S.
(Name – *if individual, state last, first, middle name*)

W. 926 SPRAGUE STE 380 SPOKANE, WA 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT O. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

~~NELSON SECURITIES, INC.~~, as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
HEIDI JO VOSE
NOTARY PUBLIC
STATE OF WASHINGTON
MY COMMISSION EXPIRES
OCTOBER 7, 2004

PRESIDENT

Signature

Title

7-29-02

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

August 8, 2002

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2002 and 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 163,935	$ 254,682
Receivable from clearing broker	6,598	4,337
Investment advisory fees and commissions receivable	215,195	296,560
Other receivable	8,825	3,115
Federal income tax receivable	2,004	
Marketable securities owned:		
Trading account	96,760	206,409
Investment account	107,730	69,987
Prepaid expenses	31,151	19,494
Deposit with clearing house	25,000	25,000
Furniture and equipment (Note 2)	56,514	81,480
Newsletter publishing rights, less accumulated amortization of $43,148 and $37,458	42,198	47,888
	$ 755,910	$1,008,952

LIABILITIES AND STOCKHOLDER'S EQUITY	2002	2001
Payable to vendors	$ 37,433	$ 82,536
Payroll and business taxes payable	11,178	12,293
Accrued bonuses		179,000
Federal and state income taxes payable (Note 5)	25	7,443
Deferred advisory service revenue	110,377	151,148
Deferred subscription revenue	26,792	26,849
	185,805	459,269
Stockholder's equity (Note 3):		
Common stock, $100 par value:		
Authorized, 500 shares;		
Issued and outstanding, 100 shares	10,000	10,000
Additional paid-in capital	252,734	252,734
Retained earnings	307,371	286,949
	570,105	549,683
	$ 755,910	$1,008,952

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF INCOME
for the years ended June 30, 2002 and 2001

	2002	2001
Revenues:		
Investment advisory fees and commissions	**$3,302,476**	$5,311,915
Trading commissions	**148,711**	151,116
Trading loss	**(79,500)**	(168,920)
Newsletter income	**52,728**	65,630
Interest and dividend income	**15,179**	48,347
	3,439,594	5,408,088
Expenses:		
Salaries and commissions	**1,964,510**	3,847,055
Licenses and regulatory fees	**63,195**	73,750
Payroll taxes	**144,268**	183,410
Telephone and utilities	**110,004**	111,604
Occupancy and lease expense	**243,501**	233,676
Auto	**32,350**	37,451
Office expense and postage	**121,425**	131,534
Travel and entertainment	**33,639**	54,319
Credit union access fees	**93,310**	52,703
Consulting expense	**66,000**	66,000
Newsletter expense	**63,766**	60,594
Continuing education expense	**2,972**	2,000
Business and property taxes	**54,372**	84,679
Dues and subscriptions	**7,632**	9,353
Depreciation and amortization	**33,702**	29,184
Professional services	**41,154**	21,486
Insurance	**134,160**	130,499
Quotation service	**60,658**	57,355
401(k) plan expense	**35,328**	39,173
Miscellaneous	**105,561**	127,459
	3,411,507	5,353,284
Income before income taxes	**28,087**	54,804
Federal and state income taxes (Note 5):		
Current expense	**7,665**	8,243
Net income	**$ 20,422**	$ 46,561

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended June 30, 2002 and 2001

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, July 1, 2000	100	$ 10,000	$252,734	$240,388	$503,122
Net income for the year ended June 30, 2001	—	—	—	46,561	46,561
Balances, June 30, 2001	100	10,000	252,734	286,949	549,683
Net income for the year ended June 30, 2002	—	—	—	20,422	20,422
Balances, June 30, 2002	**100**	**$ 10,000**	**$252,734**	**$307,371**	**$570,105**

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended June 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	**$ 20,422**	$ 46,561
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	**33,702**	29,184
Decrease (increase) in receivable from clearing broker	**(2,261)**	4,002
Decrease in fees and commissions receivable	**81,365**	85,016
Increase in other receivables	**(5,710)**	
Increase in federal income tax receivable	**(2,004)**	
Decrease (increase) in marketable securities owned, net	**71,906**	(133,748)
Decrease (increase) in prepaid expenses	**(11,657)**	2,231
Increase (decrease) in payable to vendors	**(45,103)**	27,639
Decrease in payroll and business taxes payable	**(1,115)**	(3,133)
Decrease in other liabilities	**(179,000)**	(77,457)
Increase (decrease) in federal and state income taxes payable	**(7,418)**	7,418
Decrease in deferred advisory service revenue	**(40,771)**	(50,014)
Decrease in deferred subscription revenue	**(57)**	(11,354)
Net cash used in operating activities	**(87,701)**	(73,655)
Cash flows from investing activities:		
Purchase of furniture and equipment	**(3,046)**	(46,306)
Decrease in cash and cash equivalents	**(90,747)**	(119,961)
Cash and cash equivalents at beginning of year	**254,682**	374,643
Cash and cash equivalents at end of year	**$ 163,935**	$ 254,682
Supplemental disclosure of cash paid for income taxes	**$ 9,644**	$ 825

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

Nelson Securities. Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California, and Orlando, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company places its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be a significant credit risk. For purposes of the balance sheet classification and statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one month or less to be cash equivalents.

The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Marketable securities owned by the Company are stated at market value.

Continued

1. The Company and Significant Accounting Policies, *continued*:

Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over estimated useful lives from 5 to 7 years. Maintenance and repairs are charged to earnings in the year in which the expense is incurred. Additions and major improvements are capitalized.

The purchase cost of publishing rights for an investment newsletter is being amortized on the straight-line method over 15 years.

The Company's policy is to expense advertising costs when incurred.

2. Furniture and Equipment:

Furniture and equipment at June 30, 2002 and 2001 consisted of the following:

	2002	2001
Furniture and fixtures	**$168,569**	$165,524
Computer equipment	**114,018**	114,018
Telephone system	**56,846**	56,846
	339,433	336,388
Less accumulated depreciation	**282,919**	254,908
	$ 56,514	$ 81,480

3. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company was required to maintain minimum net capital of $50,000 for the year ended June 30, 2002 and $100,000 for the year ended June 30, 2001, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $382,207 and $344,449 at June 30, 2002 and 2001, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .49 to 1 and 1.33 to 1 at June 30, 2002 and 2001, respectively.

Continued

4. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 12% of their salaries with the Company matching 25% of the participant's deferral. For the years ended June 30, 2002 and 2001, the Company's contribution was $33,326 and $36,948, respectively.

5. Income Taxes:

Differences between the Company's effective income tax rate and the statutory rate results principally from certain non deductible expenses. The current income tax provision at June 30, 2002 and 2001 consisted of the following:

	2002	2001
Federal income taxes	**$6,840**	$7,418
State income taxes	**825**	825
	$7,665	$8,243

6. Lease Commitments:

The Company leases its Spokane, Orlando and San Diego office space for $13,671 monthly under operating lease agreements which expire on or before January 2004. The Spokane lease includes a monthly operating expense and storage cost for $870 and $180, respectively. Both the Spokane and Florida lease agreements provide renewal options and include escalation clauses. Effective May 1, 2001, the Company signed a month-to-month agreement for additional office space in Spokane. Monthly rent is $500. Lease expense for all locations was $135,184 and $122,272 for the years ended June 30, 2002 and 2001, respectively.

Future minimum payments under noncancellable office space leases having initial or remaining lease terms in excess of one year as of June 30, 2002, are as follows:

Years Ended June 30,	
2003	$127,394
2004	30,562
	$157,956

6. Lease Commitments, *continued*:

The Company leases various equipment from NFS Leasing, L.L.C., which is owned 100% by the stockholder of the Company. The lease agreements currently provide for rent of $8,979 per month including applicable sales tax. Rent expense paid under these agreements was $108,317 and $110,112 for the years ended June 30, 2002 and 2001, respectively. Future minimum annual rents due under these agreements are as follows:

Years Ended June 30,	
2003	$ 99,624
2004	82,133
2005	73,485
2006	61,049
2007	18,378
Thereafter	13,084
	$347,753

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL SCHEDULES

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

Our report on our audit of the basic financial statements of Nelson Securities, Inc. appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole, shown on pages 2 through 9 of this report. The three supplemental schedules included in the report on pages 11 through 14 are presented for purposes of additional analysis pursuant to Rule 17A-5(d)(3) and (4) under the Securities Exchange Act of 1934 and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen & Secrest, P.S.

August 8, 2002

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2002

Aggregate indebtedness:		
Payable to vendors	$ 37,433	
Payroll and business taxes payable	11,178	
State income taxes payable	25	
Deferred advisory service revenue	110,377	
Deferred subscription revenue	26,792	
Total aggregate indebtedness		$185,805
Minimum net capital required		$ 50,000
Net capital:		
Stockholder's equity:		
Common stock	$ 10,000	
Additional paid-in capital	252,734	
Retained earnings	307,371	
Total stockholder's equity		$570,105
Deductions:		
Non-allowable assets:		
Other receivable	8,825	
Prepaid expenses	31,151	
Furniture and equipment at cost, net of accumulated depreciation	56,514	
Newsletter publishing rights, net of accumulated amortization	42,198	
		138,688
Net capital before haircut on securities positions		431,417
Haircuts on securities		49,210
Net capital		$382,207
Required net capital		$ 50,000
Excess net capital		$332,207
Excess net capital at 1000%		$363,627
Ratio of aggregate indebtedness to net capital		.49 to 1

Continued

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, *Continued*
June 30, 2002

Reconciliation with Company's Computation
(included in Part IIA of Form X-15A-5 as of June 30, 2002):

Net capital, as reported in Company's Part IIA Quarterly (unaudited) FOCUS Report	$380,227	
Audit adjustment to increase state income taxes payable	(25)	
Audit adjustment to decrease federal income tax expense	2,004	
Rounding adjustment	1	
Net capital per above, as computed on Page 11		**$382,207**
Aggregate indebtedness, as reported in Company's Part IIA Quarterly (unaudited) FOCUS Report	$185,781	
Audit adjustment to increase state income taxes payable	25	
Rounding adjustment	(1)	
Aggregate indebtedness, as reported on Page 11		**$185,805**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
IN ACCORDANCE WITH EXHIBIT A OF RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2002

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3(k)(2)(b).

NELSON SECURITIES, INC.

SCHEDULE 3
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
June 30, 2002

Nelson Securities, Inc acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Nelson Securities, Inc. for the year ended June 30, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McDirmid, Mikkelsen & Secrest, P.S.

August 8, 2002

NELSON SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
June 30, 2002 and 2001